CORRESPONDENCE

July 17, 2009

Mr. David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission, CF/AD 5

100 F. Street N.E.

Washington D.C. 20549-3561

Re:                             Affinity Group Holding, Inc. and Affinity Group, Inc.
Forms 10-K for the Year Ended December 31, 2008 and
Forms 10-Q for the Quarter Ended March 31, 2009
Forms Filed June 8, 2009
File Nos. 333-124109 and 000-22852

Dear Mr. Humphrey:

Please find below our response to your letter dated July 7, 2009 in regard to the filings noted above.  Further, as requested in your letter, please be advised that Affinity Group Holding, Inc. and Affinity Group, Inc. (collectively “Affinity”) acknowledge that; Affinity is responsible for the adequacy and accuracy of the disclosure in the filings; SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Affinity may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Affinity Group Holding, Inc.

Form 10-K Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues, page 30

1.             Refer to your discussion of membership services revenue. Expand the discussion of the brand licensing fee charged to FreedomRoads Holding LLC, to explain the nature of the services you provided to this entity during fiscal year 2008, the term or length of the license agreement, and how the fee was determined for fiscal year 2008. Disclose the related party relationship with this entity. Please revise in future filings.

Response:

A description of the agreement, including the nature of the services, the term of the agreement, the basis on which the fee is determined, and the related party relationship under which the brand licensing fee paid by FreedomRoads Holding, LLC, is included under the Note 11 “Related Party Transactions”. In future filings we will include a summary of the agreement when referring to the brand licensing fee in the Management’s Discussion and Analysis section and cross reference to the relevant footnote to the financial statements.

Operating Expenses, page 31

2.             See your paragraph discussion of the non-cash goodwill impairment and non-cash long-lived asset impairment charges. We note your disclosure that the impairment charges were “based on the results of a third party valuation report (“Valuation Report”), prepared in the third quarter of 2008 by Houlihan Smith and Company, Inc....” As it appears you are relying on the results of the Valuation Report of the third party, their expert consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a ‘33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601 (b) of Regulation S-K. Alternatively, you may delete all references to the valuation experts and the Company instead can accept responsibility for such valuation and not make reference to the experts. For example you may revise to indicate, if true, that management “was assisted in” determining the non-cash goodwill impairment charge (and non-cash long-lived asset impairment charge) by an independent third party valuation firm, as opposed to disclosing that such charge was “based on the results” of a third party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.Qov/divisions/corofin/auidance/sasinterD.htm. which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise in future filings to clarify the nature and extent of the third party’s involvement and management’s reliance on the work of the third-party (valuation firm).

Response:

We will revise all future filings to remove the references to the name of the valuation experts and will replace it with disclosure that the Company accepts responsibility for such valuation and we propose to use the following in future filings:

The $47.6 million non-cash goodwill impairment charge was based on management’s evaluation, prepared in anticipation of the potential sale of Camping World, that determined the carrying value of the goodwill associated with Camping World exceeded the estimated fair value of Camping World in anticipation of the potential sale of Camping World.  The $81.0 million non-cash long-lived asset impairment charge was also based on management’s evaluation, prepared in anticipation of the potential sale of Camping World, that determined the carrying value of the preferred interest in FreedomRoads Holding

Company, LLC, held by an indirect subsidiary of Camping World, exceeded its estimated fair value.  Management was assisted in determining the carrying value of the goodwill associated with Camping World and the preferred interest in FreedomRoads Holding Company, LLC by an independent third party valuation firm.

3.             Expand the impairment charge paragraph discussion to clarify that the goodwill impairment charge was entirely allocated to the “retail” operating segment and reduced this segment’s goodwill to zero, and that the non-cash long-lived asset impairment charge represented the entire write-off of your “investment in affiliate” which was comprised of the preferred interest in FreedomRoads Holding Company, LLC, a related party, that had not been allocated to any particular operating segment.  Provide a cross-reference to page 43 in MD&A of your discussion of goodwill impairment and a cross-reference to page 39 in MD&A of the write-off of the preferred interest in FreedomRoads.  Please revise in future filings.

Response:

In future filings, we will add the requested language to disclose that the goodwill impairment charge was allocated entirely to the retail segment and reduced the retail segment’s goodwill to zero and that the long lived asset impairment charge had not been allocated to any particular operating segment and reduced the long-lived preferred interest to zero.  We will also include a cross references to the sections titled “Indefinite Lived Intangible Assets” and “Long-Lived Assets” under Critical Accounting Policies.

Segment (Loss) Profit page 32

4.             Provide an opening paragraph to this section that discloses that you operating in three business segments, and that you allocate resources to and assess segment performance using the profitability measure of “segment (loss) profit,” based on the calculation shown in Note 15 (“Segment Information”) to the audited financial statements. See Question No. 19 to the Staffs “Frequently Asked Questions Regarding the Use of Non GAAP Financial Measures,” issued June 13, 2003 (the “FAQ”). In addition, in the first paragraph under this heading, the presentation of the consolidated ‘total’ amount of segment loss within MD&A is not appropriate and should be deleted. See Question No. 21 of the FAQ, where presentation should be limited to the audited footnote reconciliation. Please revise in future filings.

Response:

We will delete the first paragraph under this section in future filings and substitute the following:

The Company’s three principal lines of business are Membership Services, Media, and Retail.  The Membership Services segment operates the Good Sam Club, the Coast to Coast Club, the President’s Club, Camp Club USA and assorted membership products and services for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts.  The Media segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories and RV and powersports industry trade magazines.  In addition, the Media segment operates consumer outdoor recreation shows primarily focused on RV and powersports markets.  The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters and mail order catalogs.  The Company evaluates performance based on profit or loss from operations before income taxes and unusual items.

The reportable segments are strategic business units that offer different products and services.  They are managed separately because each business requires different technology, management expertise and marketing strategies.

We will also include a cross reference to Footnote 15 “Segment Information”.

Financial Statements

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 36

5.             Refer to the third paragraph following the table of contractual obligations, where you make reference to the fair value of your subsidiary, Camping World, “as determined by an appraisal of Houlihan Smith & Company, Inc....” and also to the other various places in the filing, including the financial statement footnotes, where you refer to the “Valuation Report.” Please refer to our comment above regarding the use of a third-party appraisal firm. Future filings, including the fiscal year 2009 Quarterly Reports on Form 10-Q, should be revised as appropriate.

Response:

We will revise our future filings as indicated in our response to Comment #2.

Note 1. Summary of Significant Accounting Policies

Basis for Presentation, page 54

6.             Please tell us supplementally the consideration given to the disclosure requirements of Rule 5-04 (Schedule I) and to Rule 4-08 (e) (3) of Regulation S-X.

Response:

In future filings we will include the following condensed financial information of the registrant and the additional disclosures.

The following are the condensed balance sheet, statement of operations and statement of cash flows for the registrant as of and for the year ended December 31, 2008 (in thousands).

AGHI

Cash & cash equivalents	$169
Other current assets	2
Total current assets	171

Intangible assets	1,635
Investment in subsidiaries	(186,514)
Total assets	$(184,708)

Accrued Interest	$4,635
Accrued and other liabilities	55
Total current liabilities	4,690

Long-term debt	111,732
Other long-term liabilities	(3,125)
Total liabilities	113,297

Stockholders’ deficit	(298,005)

Total liabilities & stockholders’ deficit	$(184,708)

Revenue	$—
Costs applicable to revenues	—
Operating expenses	547
Interest expense, net	(12,760)
Other non operating income (expenses)	—
Income tax expense	—
Net loss	$(13,307)

Cash flows from operations	$(40)
Cash flows used in investing activities	—
Cash flows used in financing activitites	—
Cash at beginning of year	209
Cash at end of year	$169

The AGI Senior Credit Facility restricts distributions from AGI and its subsidiaries to AGHI in respect of any fiscal year to the amount based on reasonable estimates, of federal, state and local income taxes that the Borrower would be required to pay with respect to such fiscal year calculated as if, for such fiscal year, the Borrower were treated as a “C corporation”.

Note 16. Selected Quarterly Information, page 76

7.             Where applicable, please also describe the effects of any unusual and/or infrequently occurring items recognized in each full quarter as well as the aggregate effect and nature of any year end or other adjustments which are material to the results of that quarter as contemplated by Item 302 (a) (3) of Regulation S-K.

Response:

We will consider and describe any unusual and infrequently occurring items in future filings.  For the year ended December 31, 2008, we identified the impairment of investment in affiliates and the goodwill impairment as unusual or infrequently occurring and will disclose them as separate line items in the Selected Quarterly Information schedule.

Note 18. Subsequent Event, page 76

8.             Refer to the June 5, 2009 amendment to the AGI Senior Credit Facility. Please discuss, supplementally and in detail, the consideration given to EITF 96-19 with regard to these modifications.

Response:

In the second quarter of 2009, in conjunction with the amendment to the AGI Senior Credit Facility, we have considered the guidance to determine the appropriate accounting for the fees paid to the creditors and to third parties.  We determined that the terms of the new and modified AGI Senior Credit Facility are not substantially different because the change in the present values of the cash flows is less than 10%.  As a result, the amendment will not be treated as an exchange or modification similar to a debt extinguishment.  We will therefore capitalize the fees paid to the creditor and amortize them over the remaining term of the AGI Senior Credit Facility.  We will expense fees paid to third parties as incurred.  We will include these disclosures in our second quarter 2009 Form 10-Q.

Item 9A: Controls and Procedures, page 83

9.             Please consider including a title heading over the second paragraph, such as “Management’s annual report on internal control over financial reporting.” Reference is made to Item 308T(a) of Regulation S-K.

Response:

In future filings we will add the following title to the referenced report: “Management’s Annual Report on Internal Control Over Financial Reporting”

Exhibit Index to Annual Report on Form 10-K. page 111

10.       Reference is made to your disclosure of Exhibit 12.1 “Statement of Computation of Ratio of Earnings to Fixed Charges.” We note you have incorporated by reference this Exhibit as opposed to also filing it with the most recent Form 10-K.  Please note that such Exhibit is required to be filed currently to the extent the Form 10-K includes such ratios!  Please comply in future filings, as applicable.

Response:

We filed the appropriate amendments to Form 10-K on July 15, 2009 to remove the reference to Exhibit 12.1 which was inadvertently included.  The reference to Exhibit 12.1 was in error and will be deleted in future filings.

11.       Refer to the your Exhibits 31.1 and 31.2 regarding the Certifications of the Chief Executive Officer and Chief Financial Officer. It appears you inadvertently omitted the following paragraph from inclusion in your actually filed Certifications: “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision in accordance with generally accepted accounting principles;” Reference is made to paragraph 4(b) of Item 601 (b)(3 l)(i) of Regulation S-K. We also note such omissions have been made from the Exhibit 31 Certifications included in the March 31, 2009 Quarterly Report on Form 10-Q. Please revise by amending these filings.

Response:

We filed the appropriate amendments to Form 10-K and Form 10-Q on July 15, 2009 to add the omitted statement.  Future filings will include the inadvertently omitted verbiage.

Affinity Group, Inc.

Form 10-K (Fiscal Year Ended December 31. 2008)

12.       Please comply with the above comments issued on Affinity Group Holding, Inc.’s December 31, 2008 Annual Report on Form 10-K, as applicable.

Response:

We will comply with the comments as applicable to the Affinity Group, Inc. Form 10-K and Form 10-Q as noted above.

If you have any questions, please do not hesitate to contact me at (805) 667-4100.

Sincerely,

/s/ Thomas F. Wolfe
Thomas F. Wolfe
Sr. Vice President and CFO